                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
             ---------------------------------------------------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                            The Banker's Note, Inc.
                            -----------------------
                                (Name of Issuer)

                    Common Shares, Par Value $.01 Per Share
                    ---------------------------------------
                         (Title of Class of Securities)

                                   066279100
                                   ---------
                                 (CUSIP Number)

                          Bonaventure Holdings Limited
                                 c/o G.C.K. Tam
                               KPMG Peat Marwick
                          Prince's Building, 8th Floor
                                 G.P.O. Box 50
                                   Hong Kong
                              (011-852-2522-6022)
                              ____________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    Copy to:

                           Jonathan H. Lemberg, Esq.
                            Morrison & Foerster LLP
                       23rd Floor, Entertainment Building
                            30 Queen's Road Central
                                   Hong Kong
                              (011-852-2585-0888)
                         ______________________________

                                February 1, 1997
                                ----------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

CUSIP NO. 066279100




            NAME OF REPORTING PERSON:  Bonaventure Holdings Limited
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  None
----------  --------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                 (A)    [ ]
    2       --------------------------------------------------------                         (B)    [X]
----------
    3       SEC USE ONLY
----------  ------------
    4       CHECK SOURCE OF FUNDS:  NOT APPLICABLE
----------  --------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO                    [ ]
    5       ITEMS 2(D) OR 2(E)
----------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION:  Bermuda
----------  ----------------------------------------------
             NUMBER OF                           7              SOLE VOTING POWER:  450,000
         SHARES BENEFICIALLY          ------------------------  ---------------------------
              OWNED BY
                EACH                             8              SHARED VOTING POWER:  None
             REPORTING                ------------------------  --------------------------
               PERSON
                WITH                             9              SOLE DISPOSITIVE POWER:  450,000
                                      ------------------------  --------------------------------

                                                 10             SHARED DISPOSITIVE POWER:  None
------------------------------------  ------------------------  -------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  450,000
----------  ----------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                   [ ]
----------  ---------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  3.7%
----------  ---------------------------------------------------------
    14      TYPE OF REPORTING PERSON:  CO
----------  -----------------------------

This Amendment No. 3 amends and restates the Statement on Schedule 13D dated November 20, 1985, as heretofore supplemented by the Statement on Schedule 13D dated December 31, 1985, and as heretofore amended and supplemented by Amendment No. 1 dated May 3, 1991, each filed by Bonaventure Holdings Limited ("Bonaventure") and Mr. S.K. Chow, and Amendment No. 2 dated May 10, 1991, filed by Bonaventure, Mr. S.K. Chow and Yerington Limited ("Yerington") (collectively, the "Schedule 13D"). The Schedule 13D is hereby amended and restated in its entirety to read as follows:

Item 1. Security and Issuer.

     This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of The Banker's Note, Inc. (the "Company"), a Texas corporation with principal executive offices at 4900 Highlands Parkway, Smyrna, Georgia. To the best of filer's knowledge, the principal executive officers of the Company are Martin S. Suchik, Chairman of the Board of Directors, President and Chief Executive Officer, and Harold D. Cannon, Director, Secretary, Senior Vice President, Chief Operating Officer and Chief Accounting and Financial Officer.

Item 2. Identity and Background.

     (a)-(c), (f). This statement is filed by Bonaventure Holdings Ltd., a Bermuda corporation ("Bonaventure"). Bonaventure's principal business is holding equity shares of an international group of companies engaged in garment manufacturing and sales. Bonaventure may also engage in financing activities. The principal office and business address of Bonaventure is c/o G.C.K. Tam, KPMG Peak Marwick, Prince's Building, 8th Floor, G.P.O. Box 50, Hong Kong. G.C.K. Tam, a citizen of Australia, and N.P. Etches, a citizen of the United Kingdom (collectively, the "Receivers"), were appointed joint receivers and managers of Bonaventure by The Hongkong and Shanghai Banking Corporation Limited (the "Bank") under the terms of a Debenture dated February 22, 1994, attached as Exhibit A hereto. Bonaventure disclaims membership in any group with Mr. S.K. Chow and/or Yerington.

     (d)-(e). During the last five years, neither Bonaventure nor, to the best of Bonaventure's knowledge, any person named above, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations.

     This statement relates to the ownership of 450,000 shares (the "Shares") of Common Stock of the Company. 300,000 of such Shares were acquired by exercise of an option on December 30, 1985. The purchase price of the Shares so acquired was $4 per share, for an aggregate purchase price of $1,200,010. The purchase price for such Shares was financed by borrowings from Bonaventure Textiles Ltd., which was, at the time, an affiliate of Bonaventure, and from the Bank. The remaining 150,000 of the Shares were acquired in a 50% stock split which was declared by the Board of Directors of the Company on March 24, 1986 and distributed to holders of record, including Bonaventure, on May 30, 1986.

Item 4. Purpose of Transaction.

     The Shares were acquired for the purpose of investment. The Receivers have been informed that on February 1, 1997, the Company completed the acquisition of Advanced Animations, Inc., and that as part of such acquisition, the Company has issued 7.563,077 new shares of Common Stock. As a result of such transaction, the percentage of the total outstanding Common Stock represented by the Shares fell to approximately 3.7%. The Receivers intend to dispose of the Shares owned by Bonaventure in an orderly fashion when and as opportunities for the sale of such Shares arise. Except as set forth above, neither the Bank nor Bonaventure has any plan or has made any proposal which relates to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     The 450,000 shares of Common Stock owned by Bonaventure constitute approximately 3.7% of the outstanding Common Stock. Bonaventure ceased to be a beneficial owner of five percent or more of the outstanding Common Stock on February 1, 1997 as a result of the transaction set forth in Item 4 above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Neither the Receivers nor Bonventure are party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company other than the Share Mortgage dated December 20, 1985 attached as Exhibit B hereto.

Item 7. Material to be Filed as Exhibits.

        Exhibit A. Debenture dated February 22, 1994 of Bonaventure in favor of the Bank.

        Exhibit B. Share Mortgage dated December 20, 1985 from Bonaventure to the Bank.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  February 1, 1997

                                BONAVENTURE HOLDINGS LIMITED



                                By: /s/G.C.K. Tam
                                    ---------------------------------
                                    Name: G.C.K. Tam
                                    Title: Joint Receiver and Manager


                                By: /s/N.P. Etches
                                    ---------------------------------
                                    Name: N.P. Etches
                                    Title: Joint Receiver and Manager

                                                                 Execution Copy
                                                                 --------------



                            Dated 28th February 1994
                            ------------------------



                          BONAVENTURE HOLDINGS LIMITED
                          ----------------------------

                                  in favour of


                            THE HONGKONG AND SHANGHAI
                            -------------------------
                           BANKING CORPORATION LIMITED
                           ---------------------------



                     ---------------------------------------



                                    DEBENTURE


                     ---------------------------------------

















                            JOHNSON STOKES & MASTER,
                            ------------------------
                            Solicitors & Notaries,
                                   16th Floor,
                               Prince's Building,
                                 10 Chater Road,
                                   HONG KONG.
                                   ---------

                             (MJB/761662/6/D3541/ml)

                                      INDEX

CLAUSE NO.                                                                              PAGE NO.
----------                                                                              --------
    l.                     DEFINITIONS AND INTERPRETATION                                1 -  3
    2.                     COVENANT FOR PAYMENT                                             3
    3.                     CHARGES BY WAY OF SECURITY                                    4 -  7
    4.                     FURTHER ASSURANCES                                            7 -  8
    5.                     COVENANTS                                                     8 - 11
    6.                     ENFORCEMENT OF SECURITY                                         11
    7.                     RECEIVERSHIP                                                 11 - 13
    8.                     SALE OF CHARGED ASSETS                                          14
    9.                     COSTS AND EXPENSES, INDEMNITY                                   15
   l0.                     APPLICATION OF PROCEEDS                                      15 - 16
   ll.                     POWER OF ATTORNEY                                               17
   l2.                     TRUSTEESHIP                                                     17
   l3.                     CONTINUING SECURITY                                          17 - 19
   l4.                     NO WAIVER AND REMEDIES CUMULATIVE                               19
   l5.                     WARRANTIES                                                      19
   l6.                     NOTICES                                                         19
   l7.                     SEVERABILITY                                                    20
   l8.                     GOVERNING LAW AND JURISDICTION                               20 - 21

THIS DEBENTURE is made on  28th February, 1994

BY:-

         BONAVENTURE HOLDINGS LIMITED a company incorporated in Bermuda with registration no.11029 (the "Company");

IN FAVOUR OF:-

         THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED of No.1 Queen's Road Central, Hong Kong (the "Debenture-holder").

1.                DEFINITIONS AND INTERPRETATION

1.01              In this Debenture, in addition to the above definitions:-

"Charged Assets" shall have the meaning ascribed to it in Clause 3.01;

"Debtor(s)" means both or either of Canasal Limited and Bonaventure Textiles Limited, both being companies incorporated in Hong Kong with their respective registered offices each at 13th Floor, Lippo Sun Plaza, 28 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong;

"Default Interest" means interest at such rate per annum charged by the Debenture-holder from time to time on unauthorised overdrafts in the relevant currency compounded monthly in arrears;

"Exchange Rate" means the rate for converting one currency into another currency which the Debenture-holder determines to be prevailing in the relevant foreign exchange market at the relevant time, such determination to be conclusive (except in the case of manifest error);

"Enforcement Date" means the date on which the Debenture-holder makes demand for the payment of the Secured Obligations (or any part thereof);

"Secured Obligations" means all present and future, actual or contingent obligations of the Debtor(s) to the Debenture-holder and includes all fees and remuneration of, and all other costs, charges, expenses and liabilities incurred by the Debenture-holder and/or any Receiver appointed under this Debenture; and

"Shares" shall have the meaning ascribed to it in Clause 3.01 (a) (ii).

l.02              Any references in this Debenture to:-

a "Clause" shall, subject to any contrary indication, be construed as a reference to a clause of this Debenture;

the "Debenture-holder" shall be construed so as to include its successors and permitted assigns, whether immediate or derivative and, in particular, any appointment or removal of a Receiver under this Debenture may be made by writing signed or executed as a deed by or on behalf of any such successor as Debenture-holder; and

a "Receiver" appointed under this Debenture shall be construed so as to include each of the receivers and/or receivers and managers at any time or from time to time appointed under this Debenture or under the powers conferred upon the Debenture-holder by any Ordinance whether appointed simultaneously or to act jointly and/or severally or to act in place of any one or more receivers and/or receivers and managers previously appointed under this Debenture or otherwise.

1.03 When used in this Debenture, "subsidiary" shall have the meaning specified in Section 2 of the Companies Ordinance, Chapter 32 of the Laws of Hong Kong.

1.04 Save where the contrary is indicated, any reference in this Debenture to:-

         (i) this Debenture or any other agreement or document shall be construed as a reference to this Debenture or, as the case may be, such other agreement or document as the same may have been or may have from time to time be, varied, amended, supplemented or novated; and

         (ii)     a time of day shall be construed as a reference to Hong
                  Kong time.

1.05 Clause, Schedule and paragraph headings are for ease of reference only.

1.06 Any reference in this Debenture to "Company" and "Debtor(s)" shall be construed so as to include their respective successors and assigns; words importing the plural shall include the singular and vice versa and references to the masculine, feminine or neuter shall include the others of them and a "person" shall be construed as a reference to any person, firm, company, corporation, government, state or agency of a state or any association or partnership (whether or not having separate legal personality) or two or more of the above.

2.                COVENANT FOR PAYMENT

2.01 The Company covenants to pay and discharge in full the Secured Obligations on demand made by the Debenture-holder at any time.

2.02 The Company shall pay Default Interest (to the extent that it is not paid by the Debtor(s)) on the Secured Obligations from the Enforcement Date until payment and discharge in full of the Secured Obligations.

2.03 Payments by the Company shall be made to the Debenture-holder as specified by the Debenture-holder without any set-off, counterclaim, withholding or condition of any kind except that, if the Company is compelled by law to make such withholding, the sum payable by the Company shall be increased so that the amount actually received by the Debenture-holder is the amount it would have received if there had been no withholding.

2.04 A certificate of balance signed by any duly authorised officer of the Debenture-holder shall be conclusive evidence against the Company of the amount of the Secured Obligations owing at any time.

3.                 CHARGES BY WAY OF SECURITY

3.0l               The Company, as beneficial owner, charges to the
Debenture-holder, as a continuing security for the payment and discharge in full of the Secured Obligations, the Charged Assets, namely, both present and future:-

         (a)       by way of first fixed charge:-

                   (i) all book and other debts, receivables, monies, revenues, claims and things in action due or owing to or purchased or otherwise acquired by the Company (including all credit balances and deposits of the Company with the Debenture-holder or any other bank or financial institution and any surplus arising on a realisation of any legal and/or equitable assignment and/or charge whether in favour of the Debenture-holder or any other person) and the full benefit of all guarantees, indemnities, debentures, charges, pledges, liens, rights of set off, security reservations of proprietary rights, rights of tracing and all other rights and remedies in respect of the same;

                  (ii) the Shares, namely all right, title and interest of the Company in and to all stocks, shares, bonds or other securities and investments (including, without limitation, all right title and interest of the Company in the shares of Tonfolio Limited) and all other interests of the Company in any person and all rights, benefits and advantages arising in respect of or incidental to the same;

                  (iii) the uncalled capital, goodwill and all patents, patent applications, inventions, trade marks and service marks and applications therefor, trade names, registered designs, copyrights, know-how and other intellectual property rights of the Company and all licences and all rights, benefits and advantages arising in respect of or incidental to the same;

                  (iv) all real property and all rights and interests in or affecting land of the Company and all buildings, structures, fixtures (including trade fixtures) and all fixed plant, machinery and equipment belonging to the Company and its interest in any plant, machinery or equipment in its possession, including the benefit of all contracts and warrants relating to the same of the Company; and

                   (v) all of the Company's rights and benefits under any sale or purchase agreements, and distributorship or any similar agreements entered into by it, any letters of credit issued in its favour and all bills of exchange and other negotiable instruments held by it;

                  (vi) the benefit of all licences, quota, consents and authorities (statutory or otherwise) held in connection with its business or the use of any asset charged by any other sub-paragraph in this clause and the right to recover and receive all proceeds and/or compensation which may be payable to it in respect of them; and

                 (vii) all benefits in respect of all contracts and policies of insurance of whatever nature which are from time to time taken out by or on behalf of the Company or (to the extent of such interest) in which the Company has an interest.

         (b)       by way of first floating charge:-

                   (i) the undertaking and all the property, assets and rights of the Company, whatsoever and wheresoever; and

                  (ii) the premises described in Clause 3.01(a) if and in so far as the charges contained in this Debenture on the same shall for any reason be ineffective as fixed charges.

3.02 It is a term of this Debenture, and the Company covenants, that it will not, save as the Debenture-holder may otherwise agree in writing:-

         (a) create or permit to subsist any security affecting all or any of its present or future revenues or assets other than any lien arising by operation of law which is discharged as soon as practicable after the Company has received a demand for payment of the debt in respect of which such lien has arisen; or

         (b) except in the ordinary course of business sell, lease, transfer or otherwise dispose of, by one or more transactions or series of transactions (whether related or not), the whole or any material part of its revenues or its assets other than assets or revenues which are immaterial in the aggregate or which are obsolete or worn out.

3.03 For the avoidance of doubt, it is declared that the premises in Clause 3.01 (a) (i) shall be collected and realised by the Company in the ordinary course for payment in accordance with Clause 5.01(c) but, otherwise, the Company shall have no power to, and the Company covenants that it will not without the prior written consent of the Debenture-holder, charge, factor, pledge, assign or otherwise dispose of or deal with any of the same.

3.04 The Debenture-holder may, at any time and from time to time, by notice in writing to the Company, convert the floating charge referred to in Clause 3.0l(b) into a specific charge as regards all of the premises described in Clause 3.01 (b) and/or only those premises specified in such notice.

3.05 If the Debenture-holder receives notice (actual or otherwise) of any subsequent debenture, mortgage, charge, assignment or other disposition affecting all or any part of the Charged Assets or any interest therein to which the Debenture-holder has not given its prior written consent, the Debenture-holder shall be deemed to have opened a new account when such notice was received and as from that time all payments in respect of or on account of the Secured Obligations shall be deemed to have been credited to the new account and shall not, as between the Company and the Debenture-holder, operate to reduce the amount of the Secured Obligations outstanding when such notice was received.

3.06 The Debenture-holder may at any time without notice apply any credit balance to which the Company is entitled on any account with the Debenture-holder in or towards satisfaction of the Secured Obligations. For this purpose, the Debenture-holder is authorised to purchase, at the Exchange Rate, such other currencies as may be necessary to effect such application with the monies standing to the credit of such account.

3.07 The Debenture-holder shall have and shall be authorised to exercise a lien over all property of the Company coming into the possession or control of the Debenture-holder, for custody or any other reason and whether or not in the ordinary course of banking business, with power for the Debenture-holder to sell such property to satisfy the Secured Obligations.

4.                FURTHER ASSURANCES

                  The Company covenants at any time, if and when required by the Debenture-holder, to execute or do at the cost and expense of the Company such deeds, assurances, agreements, instruments, acts and things as the Debenture-holder shall require in respect of the Charged Assets to secure the Secured Obligations or perfect or improve any security created or intended to be created by this Debenture or to facilitate the realisation of any of the Charged Assets or the exercise or proposed exercise by the Debenture-holder or a Receiver appointed under this Debenture of any of their powers under this Debenture. All mortgages, charges, pledges, assignments or other securities which the Debenture-holder may require the Company so to execute pursuant to the provisions of this Clause 4 shall contain:
(i) an immediate and unrestricted power of sale without notice, (ii) a clause excluding any other restrictions imposed by any applicable law on the power of sale, (iii) a clause excluding any restrictions imposed by any applicable law on the consolidation of mortgages or charges or other securities and (iv) such other clauses and provisions for the benefit of the Debenture-holder as the Debenture-holder may require.

5.                COVENANTS

5.0l              The Company covenants that, during the continuance of this security, it will:-

         (a) conduct and carry on its business in a proper and efficient manner and not make any substantial alteration in the nature or mode of conduct of its business;

         (b) keep or cause to be kept proper books of accounts relating to its business and from time to time within a reasonable time after being requested by the Debenture-holder, furnish the Debenture-holder with such information about the assets, business and financial condition of the Company as the Debenture-holder may require;

         (c) pay into an account maintained with the Debenture-holder or, if any, such other account(s) as the Debenture-holder may from time to time specify, all monies which the Company may receive in respect of the premises described in Clause 3.01 (a) (i) forthwith on receipt (and not withdraw from such account(s) any such monies except with the consent of the Debenture-holder) and, pending such payment, hold such monies on trust for the Debenture-holder;

         (d) take all steps to maintain, preserve and protect its revenues and assets (tangible and intangible) and maintain and (where applicable) take out insurances in respect of its business, undertaking, property and assets and against such risks and contingencies as is prudent (given the industry practice in relation to the business, undertaking, property or asset concerned) with the interest of the Debenture-holder noted on the policies and with the policies containing such provisions for the benefit of the Debenture-holder as the Debenture-holder may require; on demand produce to the Debenture-holder the policies of such insurances and proof of payment of all premiums and other monies necessary for effecting and keeping such insurances; and forthwith upon receipt pay to the Debenture-holder and pending such payment hold on trust for the Debenture-holder all monies received by the Company by virtue of any insurances maintained or effected by it (whether or not effected pursuant to the above) for application in making good the loss or damage in respect of which such monies are received or, at the option of the Debenture-holder, for payment to such account(s) as the Debenture-holder may specify;

         (e) if so required by the Debenture-holder, give notice (in such form as the Debenture-holder may require) to any person requiring payment into such account(s) as the Debenture-holder may specify of all monies due or to become due to the Company from that person;

         (f) deposit with the Debenture-holder all certificates and documents of title, duly executed transfers and any other documents relating to the Charged Assets as the Debenture-holder may from time to time require;

         (g) observe and perform all covenants and stipulations from time to time affecting any of the Charged Assets, take such action as may from time to time be necessary or desirable to preserve and maintain the Charged Assets and not do or suffer or omit to be done any act, matter or thing whereby any provision of any enactment, decree, order or regulation from time to time affecting any of the Charged Assets is infringed;

         (h) not (without the prior written consent of the Debenture-holder) declare any dividends or pay any similar distribution to shareholders or redeem or purchase its own shares;

         (i) inform the Debenture-holder immediately on contracting to purchase any estate or interest in real property and provide to the Debenture-holder such information in relation to the same as the Debenture-holder may from time to time require;

         (j) punctually pay and indemnify the Debenture-holder and a Receiver appointed under this Debenture against all existing and future taxes, duties, rates and outgoings assessed upon or payable by in respect of any of the Charged Assets; and

         (k) generally not to do or cause or permit to be done anything which may in any way jeopardise or otherwise prejudice the value of the Charged Assets or this security and not (without the prior written consent of the Debenture-holder) incur any expenditure or liabilities of an exceptional or unusual nature.

5.02 If the Company fails to observe or perform any of its obligations under this Debenture, the Debenture-holder shall be entitled (but not obliged) to take such action as it shall in its absolute discretion consider appropriate on behalf of or in the name of the Company or otherwise with a view to remedying or mitigating the consequences of any such failure and any monies expended by the Debenture-holder in such regard shall be repayable by the Company to the Debenture-holder on demand together with Default Interest on the sums demanded.

6.                ENFORCEMENT OF SECURITY

                  On or at any time after the Enforcement Date, the Debenture-holder and any nominee of the Debenture-holder may exercise, without further notice, legal process or any other action with respect to the Company and without first appointing a Receiver under this Debenture, all the powers and discretions conferred by this Debenture on a Receiver appointed under this Debenture.

7.                RECEIVERSHIP

7.0l              On or at any time after the Enforcement Date, the
Debenture-holder may, without further notice, legal process or any other action with respect to the Company appoint one or more persons to be a Receiver under this Debenture of all or any part of the Charged Assets and may from time to time fix his remuneration (which shall be of such amount as may be agreed from time to time between the Debenture-holder and such Receiver) and may remove any Receiver so appointed and appoint another in his place.

7.02 A Receiver so appointed shall be the agent of the Company, and the Company shall be solely responsible for his acts or defaults and for his remuneration.

7.03              A Receiver so appointed shall have power:-

         (a) to take possession of, collect and get in all or any of the Charged Assets, exercise in respect of the Shares all voting or other powers or rights available to a registered and/or beneficial (as appropriate) owner of the same in such manner as he may think fit and to take, defend or abandon any proceedings in the name of the Company or otherwise as may seem expedient;

         (b) to carry on or authorise or concur in carrying on the business or any part of the business of the Company and to manage, conduct, reconstruct, amalgamate or diversify the business of the Company or any part thereof (including power to acquire, develop or improve properties or other assets) without being responsible for loss or damage;

         (c) to raise or borrow money from or incur any other liability to the Debenture-holder or others on such terms with or without security as he may think fit and so that any such security may be or include a charge on all or any part of the Charged Assets ranking in priority to this security or otherwise;

         (d) to sell by public auction or private contract, let, surrender or accept surrenders, grant leases, tenancies or licences or otherwise dispose of or deal with all or any of the Charged Assets in such manner, for such consideration and generally on such terms and conditions as he may think fit, with full power to convey or otherwise transfer such Charged Assets in the name of the Company or other the estate owner. Any such consideration may be cash, debentures or other obligations, shares, stock or other consideration and may be payable immediately or by instalments spread over such period or periods as he shall think fit and so that any consideration received or receivable shall ipso facto forthwith be and become charged with the payment and discharge of the Secured Obligations. Plant, machinery, equipment, accessories and other fixtures and fittings may be severed and sold separately from any premises of the Company containing them and the Receiver appointed under this Debenture may apportion any rent and the performance of any obligations affecting the premises sold without the consent of the Company;

         (e) to promote the formation of companies with a view to the same purchasing all or any of the Charged Assets or otherwise;

         (f) to make any arrangement, settlement or compromise or enter into or cancel, abandon or disregard any contracts which he shall think expedient in the interests of the Debenture-holder;

         (g) to make and effect all repairs, renewals and improvements and to maintain, renew, take out or increase insurances;

         (h) to appoint and remunerate any person for any of the above purposes and/or to guard or protect the Charged Assets for such periods as he may determine and to dismiss the same;

         (i) to make calls conditionally or unconditionally on the members of the Company in respect of uncalled capital with the same powers of enforcing payment of any calls so made as are by the constitutional documents of the Company conferred upon its directors thereof and to the exclusion of the directors' powers in that behalf;

         (j) to sign any document, execute any deed and do all such other acts and things as may be considered to be incidental or conducive to any of the above matters or powers or to the realisation of this security and to use the name of the Company for all the above purposes; and

         (k) generally on behalf and at the cost of the Company (notwithstanding liquidation of the Company or any event analogous thereto) to do or omit to do anything which the Company could do or omit to do in relation to all or any part of the Charged Assets.

8.                SALE OF CHARGED ASSETS

8.0l              No restrictions imposed by any applicable law on any
immediate or other power of sale or on the consolidation of mortgages or charges or other securities shall apply to this Debenture or to any security given to the Debenture-holder pursuant to this Debenture.

8.02 Any sale or other disposition by or on behalf of the Debenture-holder or any of its nominees or a Receiver appointed under this Debenture may be made upon such terms as to indemnity as the Debenture-holder or such Receiver may think fit.

8.03 Upon any such sale or other disposition and upon any other dealing or transaction under the provisions of this Debenture, the receipt of the Debenture-holder or a Receiver appointed under this Debenture for the purchase money of the property or asset sold or for any other moneys paid to or other consideration received by it or him shall effectually discharge the purchaser or person paying or giving the same therefrom and from being concerned to see to the application or being answerable for the loss, non-application or mis-application thereof.

8.04 No purchaser or other person shall be bound or concerned to see or enquire whether the right of the Debenture-holder or any of its nominees or any Receiver appointed under this Debenture to exercise any of the powers conferred by this Debenture has arisen or not or be concerned with notice to the contrary or with the propriety of the exercise or purported exercise of such powers.

8.05 Neither the Debenture-holder nor a Receiver appointed under this Debenture shall be answerable for any losses which may arise in the exercise or non-exercise of any of their powers nor shall they be liable by reason of any entry into possession of all or any part of the Charged Assets to account as mortgagee in possession or be liable for any loss on realisation or for any default or omission for which a mortgagee in possession may be liable.

9.                COSTS AND EXPENSES, INDEMNITY

9.0l              The Company covenants with the Debenture-holder, on demand, to pay all costs and expenses incurred in connection with the preparation of this Debenture and by the Debenture-holder or by any Receiver appointed under this Debenture in the exercise or purported exercise of any powers, rights or remedies conferred by this Debenture or which the Debenture-holder or such Receiver shall incur in or about the preservation or attempted preservation of this security or the preservation, recovery or realisation or attempted preservation, recovery or realisation of all or any part of the Charged Assets, together with Default Interest on the sums demanded.

9.02 The Company covenants to indemnify the Debenture-holder and the Receiver appointed under this Debenture against all losses, actions, claims, expenses, demands and liabilities whether in contract, tort or otherwise now or hereafter incurred by it or him or by any manager, agent, officer or employee for whose liability, act or omission it or he may be answerable for anything done or omitted in the exercise or purported exercise or non-exercise of the powers contained in this Debenture or occasioned by any breach by the Company of any of its covenants or other obligations to the Debenture-holder. The Company shall so indemnify the Debenture-holder and such Receiver on demand and shall pay Default Interest on the sums demanded.

10.               APPLICATION OF PROCEEDS

10.0l             All monies received or recovered by a Receiver appointed
under this Debenture and/or by the Debenture-holder pursuant to this Debenture shall, subject to any claims ranking in priority to the Secured Obligations to the extent of such priority, be applied:-

         (a) first, in or towards the payment, satisfying or providing for, the fees and remuneration of, and all other costs, charges, expenses and liabilities incurred by, the Debenture-holder and/or any Receiver appointed under this Debenture;

         (b) secondly, in payment to the Debenture-holder for application in or towards the payment and discharge in full of all other Secured Obligations; and

         (c) thirdly, as to the surplus (if any) to the person or persons entitled thereto,

and so that any application of monies under (a) or (b) above shall be made on such basis and in such order as the Debenture-holder may in its absolute discretion from time to time determine (and shall override any purported appropriation by any person to the contrary) and provided that all or any such monies may in the absolute discretion of the Debenture-holder be credited to any suspense account and may be held in such account for so long and in such manner as the Debenture-holder may think fit and a Receiver appointed under this Debenture may retain the same for such period as he may consider expedient.

10.02 The Debenture-holder and/or a Receiver appointed under this Debenture may convert any monies received, recovered or realised under this Debenture (including the proceeds of any previous conversion under this Clause 10.02) from their existing currency of denomination into such other currency of denomination as the Debenture-holder and/or such Receiver may think fit and any such conversion shall be effected at the Exchange Rate.

10.03 No payment to the Debenture-holder under this Debenture pursuant to any judgment or order of any court or otherwise shall discharge the obligation or liability in respect of which it was made unless and until payment in full has been received in the currency in which such obligation or liability was incurred and to the extent that the amount of any such payment shall, on actual conversion into such currency at the Exchange Rate, fall short of the amount of the obligation expressed in that currency, the Company shall be liable to the Debenture-holder for the shortfall.

11.               POWER OF ATTORNEY

                  The Company, by way of security, irrevocably appoints the Debenture-holder and separately a Receiver appointed under this Debenture severally to be its attorney (with full power to appoint substitutes and to sub-delegate) and on behalf of and in the name of the Company and as its act and deed or otherwise, to execute, seal and deliver and otherwise perfect and do all such deeds, assurances, agreements, instruments, acts and things referred to in Clause 4 or which otherwise may be required for or deemed proper on or in connection with the full exercise of the powers conferred by this Debenture by the Debenture-holder or by a Receiver appointed under this Debenture or to give full force and effect to the covenants, undertakings, terms and conditions contained in this Debenture. The Company ratifies and confirms and agrees to ratify and confirm any deed, document, act or thing which any such attorney may lawfully execute or do.

12.               TRUSTEESHIP

                  The Company declares that, as and when the security created by this Debenture shall become enforceable, it will hold all the Charged Assets (subject to the Company's right of redemption) upon trust to convey, assign, transfer or otherwise dispose of or deal with the same in such manner and to such person as the Debenture-holder shall direct, and declares that it shall be lawful for the Debenture-holder to appoint new trustees of the Charged Assets, or any part thereof, from time to time in place of the Company or in place of any trustee appointed under this power.

13.               CONTINUING SECURITY

13.01 This Debenture is a continuing security and shall secure the whole of the Secured Obligations and is in addition to, shall not be affected by and may be enforced despite the existence of and without demand, notice, legal process or any other action under, any other guarantee or security held by or available to the Debenture-holder.

The Company agrees to be bound by this Debenture notwithstanding that any other person intended to execute or to be bound by any other security or guarantee may not do so or may not effectually be bound and notwithstanding that such other security or guarantee may be determined or be or become invalid or unenforceable, whether or not the deficiency is known to the Debenture-holder.

13.02 The liability of the Company under the security constituted by this Debenture shall not be discharged or otherwise affected by reason of the Debenture-holder entering into any agreement or arrangement with the Debtor(s) or any other person or by reason of any legal limitation, disability or incapacity or any other act, omission or circumstance which, but for this provision, would discharge the Company or this security to any extent. Any Secured Obligation which may not be recoverable from the Debtor(s) for any such reason shall nevertheless as between the Company and the Debenture-holder continue to be secured under this Debenture as if the same were recoverable from such Debtor(s).

13.03 The Company shall not, until the whole of the Secured Obligations have been received by the Debenture-holder, exercise its rights of subrogation, indemnity, set-off or counterclaim against the Debtor(s) or its rights to participate in any security held by or available to the Debenture-holder in respect of the Secured Obligations or, unless required by the Debenture-holder to do so, to prove in the bankruptcy or liquidation of the Debtor(s). The Company shall hold any amount recovered, as a result of the exercise of any of such rights, on trust for the Debenture-holder and shall pay the same to the Debenture-holder forthwith upon receipt.

13.04 The Company has not taken any security from the Debtor(s) and agrees not to do so until the Debenture-holder has received the whole of the Secured Obligations. Any security taken by the Company in breach of this provision shall be held on trust for the Debenture-holder as security for the Secured Obligations and all monies at any time received by the Company in respect thereof shall be paid to the Debenture-holder forthwith upon receipt.

13.05 Any release, discharge or settlement under this Debenture shall be conditional upon no payment of the Secured Obligations by the Company, the Debtor(s) or any other person being avoided, reduced or repaid for any reason and the Debenture-holder shall be entitled to enforce this Debenture if such condition is not fulfilled as if such release, discharge or settlement had not occurred.

14.               NO WAIVER AND REMEDIES CUMULATIVE

                  No failure to exercise, nor delay in exercising, on the part of the Debenture-holder or a Receiver appointed under this Debenture, any power, right or remedy under this Debenture shall operate as a waiver thereof nor shall any single or partial exercise or waiver by the Debenture-holder or any such Receiver of any power, right or remedy preclude its further exercise or the exercise of any other power, right or remedy. The rights and remedies provided in this Debenture are cumulative and are not exclusive of any rights or remedies provided by law.

15.               WARRANTIES

                  It is certified, and the Company represents and warrants to the Debenture-holder that neither the execution of this Debenture nor the creation of any of the charges contained in this Debenture contravenes, or is inconsistent or in conflict with, any provision of its constitutional documents or any applicable enactment, law, decree, order, regulation, license, franchise, consent, permit, security, instrument, agreement or document binding upon or affecting the Company or any of its undertaking, property, assets or rights.

16.               NOTICES

16.01 Any notice or demand under this Debenture shall without prejudice to any other effective mode of giving or making the same, be deemed to have been properly served on the Company if served on any one of the directors or officers or on the secretary of the Company or if delivered or sent by prepaid mail or telex to the Company at its registered office, any one of its principal place of business for the time being or the last address registered with the Debenture-holder.

16.02 Any notice or demand to the Company shall be deemed effective when delivered (if by personal delivery), on the fifth day after posting (if by mail) and at the time of despatch and receipt of answerback (if by telex).

17.               SEVERABILITY

                  Any provision of this Debenture prohibited by or unlawful or unenforceable under any applicable law actually applied by any court of competent jurisdiction shall, to the extent required by such law, be severed from this Debenture and rendered ineffective so far as is possible without modifying the remaining provisions of this Debenture. Where, however, the provisions of any such applicable law may be waived, they are waived by the Company to the full extent permitted by such law.

18.               GOVERNING LAW AND JURISDICTION

18.0l             This Debenture shall be governed by and construed in
accordance with the laws of Hong Kong.

18.02 The Company agrees that any legal action or proceedings in connection with this Debenture may be brought in the Courts of Hong Kong, irrevocably submits to the non-exclusive jurisdiction of such Courts but the submission by the Company to the non-exclusive jurisdiction of the Hong Kong Courts shall not (and shall not be construed so as to) limit the right of Debenture-holder to take proceedings against the Company in whatsoever jurisdictions shall to it seem fit nor shall the taking of proceedings in any one or more jurisdictions preclude the taking of proceedings in any other jurisdiction, whether concurrently or not.

18.03             The Company irrevocably appoints Bonaventure Textiles
Limited (a company registered in Hong Kong with registered no.21693) as its agent in Hong Kong to accept service of any legal process in Hong Kong on its behalf such legal process being sufficiently served on Bonaventure Textiles Limited if delivered to its registered office or principal place of business for the time being in Hong Kong.

18.04 To the extent that the Company may in any jurisdiction be entitled to claim for itself or its assets immunity from suit, execution, attachment (whether in aid of execution, before judgement or otherwise) or other legal process and to the extent that in any such jurisdiction there may be attributed to itself or its assets such immunity (whether or not claimed), the Company irrevocably agrees not to claim and irrevocably waives such immunity to the full extent permitted by the laws of such jurisdiction.

         IN WITNESS whereof this Debenture has been duly executed as a deed by the Company the date first above written.

The COMMON SEAL of BONAVENTURE       )
                                     )
HOLDINGS LIMITED was hereunto        )           /s/ S.K. Chow
                                     )         ------------------------
affixed by authority of its Board    )                Director
                                     )
of Directors,:-                      )
                                                 /s/
                                               ------------------------
                                                      Director

                   Dated as of the 20th day of December, 1985
                   ------------------------------------------

                          BONAVENTURE HOLDINGS LIMITED
                                (as Shareholder)


                                      and


                          BONAVENTURE TEXTILES LIMITED
                                 (as Borrower)


                                  in favour of


                           THE HONGKONG AND SHANGHAI
                              BANKING CORPORATION
                                  (as Lender)


--------------------------------------------------------------------------------


                          S H A R E   M O R T G A G E


                  (of 450,000 shares in The Banker's Note Inc.
                           to secure general banking
                          facilities to the extent of
                    U.S.$5,200,000.00 and interest thereon.)


--------------------------------------------------------------------------------




                            JOHNSON, STOKES & MASTER
                             Solicitors & Notaries
                                   18th Floor
                               Prince's Building
                                 10 Chater Road
                                   Hong Kong

THIS SHARE MORTGAGE is dated as of the 20th day of December 1985 and is made AMONG:-

(1) BONAVENTURE HOLDINGS LIMITED, a Bermuda corporation, having its registered office situate at c/o Bank of Bermuda, Bank of Bermuda Building, Front Street, Hamilton, Bermuda; (hereinafter called the "Shareholder");

(2) BONAVENTURE TEXTILES LIMITED, a Hong Kong corporation, having its registered office situate at 18th Floor, Wheelock House, 20 Pedder Street, Hong Kong (hereinafter called the "Borrower"); and

(3) THE HONGKONG AND SHANGHAI BANKING CORPORATION whose Head Office is situate at No. 1 Queen's Road Central, Hong Kong (hereinafter called the "Lender").

WHEREAS:-

(1) The Borrower has applied to the Lender to grant to the Borrower general banking facilities and the Lender has agreed to grant the same under certain terms and conditions ("the Facilities") and upon the Shareholder entering into the covenants and obligations hereinafter contained and charging the Shares (as hereinafter defined) as security for the due payment of all moneys payable or which may at any time hereafter or from time to time become payable by the Borrower to the Lender or which may be or become payable by the Borrower under any of the agreements, covenants and conditions contained in this Share Mortgage to the extent of FIVE MILLION AND TWO HUNDRED THOUSAND DOLLARS UNITED STATES CURRENCY (U.S.$5,200,000.00) and interest thereon as hereinafter provided.

(2) (a) In this Share Mortgage the expression "Secured Indebtedness" shall mean and include:

         (i) all sums from time to time advanced by the Lender to the Borrower and outstanding up to a maximum aggregate amount of UNITED STATES DOLLARS FIVE MILLION TWO HUNDRED THOUSAND (US$5,200,000.00); and

         (ii) interest on the amount referred to in (a) above pursuant to the terms of the Facilities under which such sums were advanced plus

         (iii) all other moneys due or to become due (i) for fees, expenses and reimbursements (but not principal or interest) under the Facilities and under all other facilities made available by the Lender to the Borrower to the extent attributable to the amount stated in (a) above, or (ii) under this Share Mortgage.

     (b) In this Share Mortgage the expression "Event of Default" shall mean and include the Events of Default referred to in Clause 13 hereof.

(3) The Shareholder and The Banker's Note, Inc., a Texas corporation (hereinafter, together with its successors and assigns, called the "Issuer") have entered into a Stock Option and Purchase Agreement dated the 20th day of November 1985 (hereinafter called the "Purchase Agreement").

(4) The Shareholder as purchaser under the Purchase Agreement has agreed to assign as security for the performance of its obligations under this Share Mortgage and under the Facilities certain registration rights under the Purchase Agreement (the "Registration Rights") to the Lender in consideration of the Borrower lending the Shareholder certain funds to purchase the Shares and the Lender has agreed that its rights to sell the Shares are limited to those rights to sell the Shares set forth under the Purchase Agreement.

(5) The Shareholder is the registered owner of Four Hundred Fifty Thousand (450,000) shares in the Issuer (including 300,000 shares purchased by the Shareholder pursuant to the Purchase Agreement and 150,000 issued to the Shareholder pursuant to a 3 for 2 stock split on May 30, 1986), and has agreed to assign such shares to the Lender (such shares to be held in
     Securities Account No.          with the Lender) in consideration of the
     Borrower lending the Shareholder certain funds to purchase the Shares.

(6) The expression "Shares" means the Common Stock of the Issuer referred to in Clause (5) hereof above and any further shares referred to in Clause 8 hereof below.

(7) Each and every covenant, agreement and undertaking contained in this Share Mortgage to be observed and performed by the Shareholder and the Borrower shall be joint and several.

NOW THIS SHARE MORTGAGE WITNESSETH AND IT IS HEREBY AGREED AND DECLARED as follows:-

1    (a) In consideration of the Lender agreeing to make the Facilities available upon and subject to the terms and conditions contained herein and for other valuable consideration (the sufficiency of which the Shareholder hereby acknowledges), and as a continuing security for the payment of the Secured Indebtedness, the Shareholder hereby assigns to the Lender all of its right, title, benefit and interest in and to the Shares.

     (b) In further consideration of the Lender agreeing to make the Facilities available as aforesaid, and as a continuing security for the payment of the Secured Indebtedness, the Shareholder hereby assigns to the Lender all the Shareholder's right, title, benefit and interest of and in the registration rights set forth in section 7 and Exhibit C to the Purchase Agreement.

2. The Shareholder shall deposit with the Lender, on the date hereof, Share Certificates numbered DS4076 and DS4331 representing the Shareholder's holding of Four Hundred Fifty Thousand (450,000) fully paid up shares in the capital of the Issuer, all of which are hereby warranted by the Shareholder to be within its disposition and control and free from any prior charge or encumbrance of any kind, together with the related Stock Powers and a copy certified by one of the Directors of the Shareholder of the Board Resolution authorizing the execution of the said Stock Power in blank duly signed by the Shareholder, and the Shareholder hereby charges, by way of first fixed charge, the Shares to the Lender.

3. Upon discharge in full of all of the Borrower's and Shareholder's obligations hereunder, the Lender shall, at the request and cost of the Shareholder, reassign the subject matter of this Share Mortgage to the Shareholder or as it shall direct in accordance with Clause 33 hereof.

4.   The Shareholder hereby warrants and covenants with the Lender:-

     (a) that the Purchase Agreement is valid and subsisting;

     (b) that the Shareholder has not and will not waive any registration rights under the Purchase Agreement, without the written consent of the Lender;

     (c) that the Shareholder has duly authorized the assignment of the Shares;

     (d) that the Shareholder shall:-

         (i) upon the occurrence of an Event of Default and the request of the Lender, take all necessary steps to procure the due by the Issuer of any obligation under the Purchase Agreement to register the Shares;

          (ii) not amend the Purchase Agreement in a way that would materially adversely affect the rights of the Lender hereunder without the consent of the Lender;

          (iii) promptly and diligently institute and maintain all such proceedings as may be necessary or expedient to preserve or protect the interest of the Shareholder pertaining to the Registration Rights;

          (iv) forthwith upon the written request of the Lender, promptly and duly execute and deliver any and all such further instruments and documents as the Lender may reasonably require for the purpose of obtaining the full benefit of the assignment contained herein and of the rights and powers hereby granted.

5. The Shareholder hereby irrevocably appoints the Lender, with full power of substitution, to be its attorney and in its name and on its behalf to execute, sign and do all deeds, instruments, acts and things whatsoever which shall, in the reasonable opinion of the Lender, be necessary that the Shareholder should execute, sign or do for the purpose of carrying out any obligation hereby declared or imposed upon the Shareholder or for giving to the Lender on its behalf the full benefit of any of the provisions hereof and generally to use the Shareholder's name in the exercise of all or any of the powers hereby conferred on the Lender hereunder. The Shareholder covenants with the Lender that it will ratify and confirm all that the attorney shall lawfully do or cause to be done by virtue of these presents.

6. (a) The Lender shall obtain the consent of the Borrower and the Shareholder before disclosing to any person for any purpose whatsoever any information provided to the Lender hereunder and the Shareholder and the Borrower hereby jointly and severally agree that they shall not unreasonably refuse to provide such consent to the Lender to make whatever disclosures to any party whatsoever that shall be necessary, in the reasonable opinion of the Lender to:

         (i) complete the registration of the Shares in the name of the Lender or of such other party as the Lender shall require;

        (ii) protect its rights in respect of the Shares

     (b) The Lender may upon notice to the Shareholder and Borrower, make whatever disclosures to any party whatsoever that shall be necessary, in the reasonable opinion of the Lender, to comply with the requirements of any governmental agency, regulatory or supervisory authority or court to the extent legally required of the Lender.

7. The Shareholder hereby represents and warrants to the Lender that it is now and will during the continuance of this security be the registered (save as hereinafter provided) owner of the Shares, free from any lien, mortgage, charge or encumbrance, save and except for this Share Mortgage and the first fixed charge hereby created, provided that the Lender may at any time have any of the Shares registered in its name or in the name of the nominee or nominees, and the Shareholder agrees to cooperate in making such registration.

8. The Shareholder hereby undertakes with the Lender that any bonus stock or shares or other new securities of a similar nature which may at any time prior to or during the continuance of this security be issued in respect of the Shares for the benefit of the Shareholder as a result of or in connection with any redistribution of shares of the Issuer or any stock dividends, any increase or reduction of capital, recapitalization, merger, consolidation, sale of assets, consolidation of shares, stock split, spinoff or split off shall be deposited with the Lender immediately upon issuance together with (i) the related Stock Powers in blank duly signed by the Shareholder, and (ii) the relevant Board Resolutions authorizing the same, and shall thereupon become part of the security hereby effected, and all dividends and interest and all rights, moneys or property accruing or offered at any time by way of conversion, redemption, bonus, preference, option or otherwise in respect of the Shares shall be included in the first fixed charge hereby created.

9. (a) The Shareholder hereby undertakes with the Lender that it will at any time, whether before or after the security hereby constituted shall have become enforceable, if and when required by the Lender, and to the extent permitted by applicable law, execute, do and pass, or cause or procure to be executed, done or passed such legal or other mortgages, charges, pledges, assignments, transfers, assurances, powers of attorney, letters, resolutions, acts and things in favour or for the benefit of the Lender as the Lender shall reasonably require over or in respect of the Shares as further security for the Secured Indebtedness or (as the Lender may require) for perfecting the security hereby constituted.

     (b) Any mortgages, charges, pledges, assignments, transfers, assurances, powers of attorney, letters or resolutions to be executed by the Shareholder or any other person pursuant to Clause 9(a) shall be prepared by or on behalf of the Lender at the cost and expense of the Borrower and shall, in the case of any mortgages, charges or pledges, contain an immediate power of sale without notice upon the security thereby constituted becoming enforceable.

10. (a) The Shareholder hereby undertakes with the Lender, on request by the Lender, to execute and sign from time to time hereafter all Stock Powers, transfers, powers of attorney and other documents which the Lender may reasonably require for perfecting the Lender's interest in the Shares or vesting the same, or any of them, in a purchaser or in any trustee for or nominee(s) of the Lender.

     (b) In respect of any transfer(s) of the Shares the Shareholder hereby irrevocably authorizes the Lender at any time hereafter, after the occurrence of an Event of Default to date any such transfer(s) if the same be undated, and if the same shall have been theretofore in blank to fill in any blanks in favour of the Lender, or any trustee for or nominee of the Lender, or any purchaser.

     (c) The Shareholder by way of security hereby irrevocably authorizes the Lender at any time hereafter, after the occurrence of an Event of Default to insert the name of the Lender or its nominees or of any purchaser or to make any alteration or addition in or to any Stock Power, instrument(s) of transfer or documents which the Lender may require for perfecting its title to or for vesting the Shares in the Lender or its nominees or in any purchaser, and to re-deliver the same thereafter.

     (d) The Shareholder hereby ratifies and confirms and agrees to ratify and confirm any instrument, act or thing which the Lender may execute or do pursuant to Clause 10(b) or 10(c) hereof.

11. Each of the Shareholder and the Borrower hereby represent and warrant to the Lender with respect to the Shareholder and the Borrower, respectively, that:-

     (i) the Borrower is a company incorporated with limited liability under the laws of Hong Kong;

     (ii) the Shareholder is a company incorporated with limited liability under the laws of Bermuda;

     (iii) each has the corporate power and authority and the legal capacity to perform and observe its obligations hereunder;

     (iv) the execution, delivery and performance of this Share Mortgage has been duly authorized by all necessary corporate action of the Shareholder and the Borrower under all applicable laws and regulations applicable to each of the Shareholder and the Borrower and, assuming the due execution by the Lender, this Share Mortgage constitutes the valid and legally binding obligation of the Shareholder and the Borrower in accordance with its terms;

     (v) each is not in default in the payment of any principal of or interest on any indebtedness for borrowed money and is not in breach of or in default in any material respect under any other provision of any indenture, deed of trust, agreement or other instrument to which it is a party and under or subject to which any such indebtedness for borrowed money has been issued and is outstanding and (to the best of its knowledge and belief) no event, condition or act which with the giving of notice or lapse of time, or both, would constitute an event of default under any such indenture, deed of trust, agreement or other instrument has occurred or is continuing which has not been properly waived or remedied thereunder;

     (vi) no material litigation, arbitration or administration proceeding before or of any court, tribunal, arbitrator or governmental authority is presently taking place, or to its knowledge (having made all reasonable enquiries) pending or threatened against the Shareholder and/or the Borrower, or their respective properties and assets, taken as a whole;

     (vii) neither the execution and delivery of this Share Mortgage nor the performance or observance by the Shareholder or the Borrower of any of their respective obligations hereunder or thereunder will or would:-

           (a) conflict with, or result in any breach of or default under, any provision of any law, order, agreement, instrument, franchise, concession, licence, permit, liability, obligation or duty applicable to the Shareholder or the Borrower or by which it is bound; or

           (b) cause any limit on any of the borrowing, guaranteeing, charging or other powers of the Shareholder or the Borrower (whether imposed by their respective Memoranda or Articles of Association, or by agreement, instrument or otherwise), or upon any of the powers of their respective Board of Directors to exercise any of such powers, or any other limit affecting the Shareholder or the Borrower, to be exceeded; or

           (c) create or result in or (except as may be provided herein) oblige the Shareholder or the Borrower to create, any lien, charge, security interest or other encumbrance on the whole or any part of the Shareholder's or the Borrower's property, assets or revenues, present or future.

12. The Shareholder and the Borrower hereby further jointly and severally covenant and undertake with the Lender that for so long as the Secured Indebtedness remains outstanding the Shareholder and the Borrower will each provide the Lender promptly with all financial information relating to the Shareholder and the Borrower respectively as the Lender may from time to time reasonably require and in particular each of the Borrower and the Shareholder will within one hundred and eighty (180) days from the close of its financial year, provide the Lender with copies of their respective annual financial statement for such year.

13.  Each of the following events shall be an Event of Default:-

     (i) if the Borrower shall fail to pay any principal, interest or any other sum payable hereunder or under the Facilities on the date on which the same is due and payable hereunder or thereunder, or in the case of any sum expressed to be payable on demand, forthwith upon any such demand for the payment thereof being made;

     (ii) if the Borrower or the Shareholder shall fail to perform or observe any of its other obligations hereunder or under the Facilities and such failure shall continue for the period of fifteen
           (15) days next following the date of the service by the Lender on the Borrower of notice requiring the same to be remedied:

     (iii) if any certificate or representation or warranty given or made or deemed to be made by the Borrower or by the Shareholder, whether in this Share Mortgage or under the Facilities, or in any notice, certificate, instrument, document or statement contemplated hereby or made or delivered pursuant hereto or thereto is or proves to have been, as of the date when given or made by the Borrower or the Shareholder, untrue or inaccurate in any material respect;

     (iv) if in respect of the Borrower or the Shareholder (1) any loan, guarantee, indemnity or other indebtedness or obligation for borrowed money shall become or be declared or become capable (all grace periods, if any, having expired) of being declared due prematurely by reason of a default in its obligations in respect of the same or (2) it shall fail to make any payment in respect of such loan, guarantee, indemnity or other indebtedness or obligation for borrowed money on the due date for such payment, or (3) the security for any such loan, guarantee, indemnity or other indebtedness or obligation for borrowed money shall become enforceable;

     (v)   if in respect of the Borrower or the Shareholder:-

           (a) any order shall be made by a competent court or other appropriate authority or any resolution shall be passed for bankruptcy, liquidation, winding up or dissolution or for the appointment of a liquidator, receiver, trustee or similar official of it or of all or a substantial part of its assets otherwise than for the purposes of amalgamation, merger or re-construction, the terms of which have previously been approved by the Lender;

           (b) a distress or execution shall be levied or enforced upon or sued out against a material portion of its chattels, properties, or assets and shall not be discharged or stayed or in good faith contested by action within thirty (30) days thereafter;

           (c) it shall stop payment to creditors generally or shall be unable to pay its debts within the meaning of any applicable legislation relating to insolvency, bankruptcy, liquidation or winding up, or shall cease or threaten to cease substantially to carry on business (except for the purposes of amalgamation, merger or reconstruction the terms of which have been approved by the Lender);

     (vi) if it shall become impossible or unlawful in Hong Kong for the Borrower or the Shareholder to fulfil any material undertakings or obligations of the Borrower or the Shareholder, respectively, contained herein or in the Facilities or in any other guarantee, security, instrument, agreement or document held by the Lender as security for the Borrower's obligations hereunder or for the Lender to exercise the rights or any of them vested in them under any of the aforesaid documents or otherwise;

     (vii) if anything shall be done or suffered or omitted to be done by the Borrower or the Shareholder which (in the reasonable opinion of the Lender) puts in jeopardy the security created by this Share Mortgage or any other guarantee, security, instrument, agreement or document held by the Lender as security for the obligations of the Borrower hereunder and if capable of correction shall not be corrected within fifteen (15) days after receipt by the Borrower of notice from the Lender requiring correction;

     (viii) if there shall occur a material adverse change in the business, assets, general condition or prospects of the Borrower, or of the Shareholder which materially affects the ability of the Borrower and/or the Shareholder to perform its or their obligations under the Facilities and/or this Share Mortgage;

     (ix) if the registered or the beneficial ownership (whether immediate or ultimate) of the Borrower at the date hereof or at any time hereafter changes other than as contemplated herein without the prior written consent of the Lender.

14. The Borrower or the Shareholder shall notify the Lender forthwith in writing of any occurrence of an Event of Default or any event which, with the giving of notice and/or the lapse of time and/or upon the Lender making any necessary certification and/or determination under Clause 13, would constitute an Event of Default.

15. The Lender may at any time after the happening of an Event of Default (whether or not any notice pursuant to Clause 13 shall have been given by the Borrower or the Shareholder), unless and until that Event of Default and any others shall have been fully remedied to the satisfaction of the Lender, by notice in writing to the Borrower, declare that the Secured Indebtedness has become immediately due and payable, whereupon the same shall become immediately due and payable.

16. Until the occurrence of an Event of Default, the Shareholder shall retain legal title to the Shares and be entitled to (a) exercise all voting and/or consensual rights and powers attaching to the Shares or any part thereof for any purpose not inconsistent with the terms of this Share Mortgage and (b) receive and retain dividends (other than stock dividends or liquidating dividends referred to in Clause 8 hereof).

     The Shareholder covenants that it shall not without the prior written consent of the Lender use such voting powers in connection with any extraordinary corporate action, including merger, reorganization, liquidation, sale of substantially all of the Issuer's assets or recapitalization.

17. The Lender may at any time after the occurrence of an Event of Default exercise at its discretion (in the name of the Shareholder or otherwise and without any further consent or authority on the part of the Shareholder) any voting rights attaching to the Shares or any of them as if the Lender were the sole beneficial owner thereof and receive dividends paid on the Shares, subject always, with respect to the Lender but not with respect to any transferee of the Lender, to the limitations set forth in the Purchase Agreement.

     After the occurrence of an Event of Default, to the extent not already provided pursuant to Clause 10 hereof, the Shareholder shall promptly execute and deliver (or cause to be executed and delivered) to the Lender all such proxies, powers of attorney, dividend orders, and other instruments as the Lender may reasonably request for the purpose of enabling the Lender to exercise the voting and/or consensual rights and powers which the Shareholder is entitled to exercise pursuant to paragraph 16(a) above and/or to receive the dividends which the Shareholder is authorized to receive and retain pursuant to paragraph 16(b) above.

18. The Shareholder and the Borrower hereby jointly and severally undertake with the Lender to pay duly and promptly all calls which may from time to time be made in respect of any unpaid moneys in respect of the Shares and any other moneys which the Lender may lawfully be required to pay in respect of any of the Shares and the Lender may, if it thinks fit, make such payments on behalf of the Shareholder. Any money expended by the Lender under this Clause 18 shall be deemed to be properly paid by the Lender.

19. (a) The Shareholder and the Borrower hereby jointly and severally undertake with the Lender to pay to the Lender, on demand, all costs, charges and expenses, including legal costs and disbursements, incurred hereunder by the Lender and all other moneys paid by the Lender in perfecting or otherwise in connection with the registration, preparation, execution, completion and enforcement of this security or in respect of the Shares or otherwise, including all moneys expended by the Lender under Clause 18 hereof, and all costs, charges and expenses incurred by the Lender in respect of all proceedings for enforcement of the security hereby constituted including (without prejudice to the foregoing generality) the cost of filing or registering the Shares in the name of the Lender, the cost of complying with the disclosure or other requirements of any governmental agency (including the cost of filing a Schedule 13D with the United States Securities and Exchange Commission), supervisory authority or court and any stock transfer tax payable by the Lender as registered owner of the Shares (whether or not such costs, charges, expenses and moneys, or part thereof, would be allowable upon a party and party or solicitor and own client taxation by a court), together with interest thereon at a rate determined in accordance with the provisions hereof in respect of overdue sums in United States dollars (to be computed as provided in the Facilities and compounded at monthly intervals) for the period from the date upon which such costs, charges, expenses or moneys were incurred or expended (as the case may be) until the date of the reimbursement in full thereof by the Shareholder and/or the Borrower.

     (b) All moneys from time to time owing by the Shareholder and the Borrower under or pursuant to Clause 19(a) hereof shall be charged on all the Shares, and the charges hereby conferred shall rank in priority to the charge created hereunder to secure the Secured Indebtedness and shall be in addition and without prejudice to any and every other right, power, remedy, lien or security which the Lender may have or but for the said charge would have had for the moneys hereby secured, or any part thereof.

20. The Lender may at any time after the occurrence of an Event of Default sell the Shares, or any of them, in a commercially reasonable manner subject to the limitations on sale set forth in Section 3 of the Purchase Agreement and Exhibit C to the Purchase Agreement. The Lender (i) agrees to comply with the provisions of Section 3 of the Purchase Agreement and Exhibit C to the Purchase Agreement as if the Lender was the "Purchaser" under, and as defined in, the Purchase Agreement and (ii) undertakes to enter into an agreement with the Issuer to this effect before attempting to sell the Shares.

21. Neither the Shareholder nor the Borrower shall have any right to claim against the Lender in respect of any loss arising out of any sale pursuant to this Share Mortgage (saving always gross negligence or wilful default) whether or not a better price could or might have been obtained on the sale of any of the Shares by either deferring or advancing the date of such sale.

22. (a) No person dealing with the Lender, or with its brokers or agents, shall be concerned to enquire whether the security hereby constituted has become enforceable, or whether the power exercised or purported to be exercised has become exercisable, or whether any moneys remain due upon the security of this Share Mortgage, or as to the necessity or expediency of the stipulations and conditions subject to which any sale of any of the Shares shall be made, or otherwise as to the propriety or regularity of any sale of any of the Shares, or to see to the application of any money paid to the Lender, or its brokers or agents, and in the absence of fraud on the part of such person such dealing shall be deemed so far as regards the safety and protection of such person to be within the powers hereby conferred and to be valid and effectual accordingly, and the remedy of the Shareholder in respect of any irregularity or impropriety whatsoever in the exercise of such powers shall be in damages only.

     (b) The Lender shall incur no liability as a result of the sale of the Shares, or any part thereof, at any good faith arm's length private sale. The Shareholder hereby waives any claims against the Lender arising by reason of the fact that the price at which any Shares may have been sold at such a private sale was less than the price which might have been obtained at a public sale or was less than the aggregate amount of the Secured Indebtedness, even if the Lender accepts the first offer received and does not offer such Shares to more than one offeree.

23. Upon any sale of any of the Shares, the receipt of the Lender for the purchase money of the Shares sold shall effectually discharge the purchaser or person paying the same therefrom and from being concerned to see to the application or being answerable for the loss or misapplication thereof.

24. All moneys received by the Lender arising from any sale of any of the Shares under the power hereby conferred shall be applied as follows:-

     FIRST: in or towards payment or satisfaction of all costs, charges, expenses and liabilities incurred and payments made by or on behalf of the Lender in connection with such sale and as provided in Clauses 9 and 19 hereof; together with, in every such case, interest thereon at the rate provided for in Clause 19(a) hereof;

     SECOND: in or towards the payment to the Lender of such part of the Secured Indebtedness as shall then be due and payable, until the whole of the amounts so due and payable shall have been certified by the Lender as having been paid in full and discharged.

     THIRD: to the payment of all other sums due and payable under this Share Mortgage;

     FOURTH:  any remaining sums shall be paid to the Shareholder.

25. The security hereby constituted is to be a continuing security and accordingly shall remain in operation until all the Secured Indebtedness has been paid off or satisfied in full.

26. The security hereby constituted shall not be in any way affected, diminished or discharged by the taking, holding, varying, non-enforcement, realization, release or failure to renew or perfect or enforce by the Lender of any other security for all or any of the Secured Indebtedness, or by any time, indulgence, concession, dealing or other thing done or omitted or neglected to be done by the Lender in relation to any such other security or the Shareholder or the Borrower or any other person, and is in addition to and not in substitution for any other security which the Lender may at any time take or hold for the payment of all or any of the Secured Indebtedness, or of all or any of such moneys, and may be enforced without first having recourse to such other security, and without taking any steps against the Borrower, or any other person. As used in this Clause 26 the word "security" includes (without limitation) any guarantee, indemnity, assurance, pledge, lien, bill, note, mortgage, charge, debenture, power of attorney, or other similar instrument, document or security and any right, power or remedy thereunder or in respect thereof.

27. (a) Should any purported obligation or liability of the Shareholder which, if valid or enforceable, would be secured by this Share Mortgage be or become wholly or in part invalid or unenforceable against the Shareholder on any ground whatsoever, including any defect in or insufficiency or want of powers of the Shareholder, or irregular or improper purported exercise thereof, or breach or want of authority by any person purporting to act on behalf of the Shareholder, or any legal limitation (whether under the Limitation Ordinance, Chapter 347 of the laws of Hong Kong, or otherwise), or other incapacity, or any other fact or circumstance, whether or not known to the Lender, or if for any other reason whatsoever the Shareholder is not or ceases to be legally liable to discharge any obligation or liability undertaken or purported to be undertaken in the Facilities, this security shall nevertheless extend to that obligation or liability or purported obligation or liability as if the same were wholly valid and enforceable.

     (b) The Lender is not to be concerned to see or enquire into the respective powers of the Shareholder or any of its Directors, officers, employees or agents purporting to act on its behalf.

28. (a) The Shareholder has not taken nor will take any security from the Borrower or any security extending to any obligations or liabilities hereby secured.

     (b) If any such security is created while any money, obligation or liability payment whereof is hereby secured remains undischarged, the Shareholder, hereby declares that such security and all moneys at any time received in respect thereof shall be held in trust for the Lender, or (at the option of the Lender) shall be forthwith pledged or sub-pledged to the Lender and deposited with the Lender as a continuing security for the Secured Indebtedness and for the other sums payment of which is hereby undertaken to be made or which are otherwise hereby secured.

29. (a) If the Lender receives notice of any subsequent mortgage, debenture, charge, pledge, lien, assignment, encumbrance or other disposition affecting the Shares or any interest therein, the Lender may open a new account or accounts with the Shareholder in respect of the Secured Indebtedness.

     (b) If the Lender does not open a new account or accounts it shall nevertheless be treated as if it had done so at the time when it received such notice, and as from that time all payments made to the Lender by the Shareholder in respect of the Secured Indebtedness shall be credited or be treated as having been credited to the new account(s) and shall not operate to reduce the amounts due from the Shareholder to the Lender at the time when it received notice.

30. Any money received by the Lender by virtue of or in connection with this security may be placed to the credit of a suspense account with a view to preserving the rights of the Lender to prove for the whole of its claims against the Shareholder or any other person liable in the event of any proceedings in or analogous to bankruptcy, liquidation, winding up, dissolution, insolvency, composition or arrangement.

31. This Share Mortgage shall secure the ultimate balance owing in respect of the Secured Indebtedness.

32. Any waiver by the Lender of any breach of any of the undertakings, terms or conditions contained herein or other relaxation or indulgence granted at any time by the Lender to the Shareholder or any other person, shall, without any express reservation to that effect by the Lender, be deemed to be without prejudice to and shall not affect the exercise at any time thereafter by the Lender of all or any of its rights, powers and remedies hereunder as though no such waiver had been made or relaxation or indulgence granted. No failure or delay by the Lender in exercising or enforcing any right, power or remedy shall operate as a waiver thereof, nor shall any single or partial exercise, enforcement or waiver of any right, power or remedy preclude its further exercise or enforcement, or the exercise or enforcement of any other right, power or remedy as though no waiver had been made and no relaxation or indulgence granted. The rights, powers and remedies herein provided are cumulative and not exclusive of any rights, powers or remedies provided by law.

33. If all the Secured Indebtedness and all other moneys payment of which is hereby undertaken to be made or which are intended to be hereby secured shall have been duly paid and all the agreements, undertakings, terms and conditions herein contained to be performed and observed by the Shareholder shall have been duly performed and observed, the Lender shall at any time thereafter, at the request and cost of the Shareholder, discharge and release this Share Mortgage and the security hereby created and, redeliver all the share certificates and other property referred to in Clauses 2, 3 and 8 hereof to the Shareholder, or (if the Shares shall then be registered in the name of the Lender or its nominee) release, re-assign and transfer (or procure the release re-assignment and transfer of) all the Shares to the Shareholder or as the Shareholder shall direct.

34. Any release, discharge or settlement between the Shareholder and the Lender shall be conditional upon no security, disposition or payment to the Lender by the Shareholder, or any other person being avoided or reduced pursuant to any provisions or enactments relating to bankruptcy, liquidation, winding up, dissolution or insolvency, and if such condition shall not be fulfilled the Lender shall be entitled to enforce this security subsequently as if such release, discharge or settlement had not occurred.

35. (a) Any notice, demand or other communication to the Shareholder or the Borrower in connection herewith is to be sent to it at its address herein mentioned or at such address in Hong Kong as may have been notified by the Shareholder to the Lender in accordance with this Clause 35.

     (b) Any notice or other communication to the Lender in connection herewith is to be sent to it at No. 1, Queen's Road Central, Hong Kong or to such other address as may have been notified by the Lender to the Shareholder in accordance with this Clause 35.

     (c) Any notice, demand or other communication required to be given hereunder may be made in writing delivered personally or by prepaid letter, telex, telegram or cable (confirmed, in the case of a telex, telegram or cable, by letter delivered personally or sent by prepaid mail within forty-eight (48) hours of the despatch of such telex, telegram, or cable, provided that no failure to deliver or despatch or delay in delivering or despatching such letter shall in any way affect the original notice given) and shall be effective at the time of such receipt of such letter, telex, telegram or cable.

36. No provision hereof may be amended, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against whom enforcement of the amendment, waiver, discharge or termination is sought.

37. Any provision hereof prohibited by or unlawful or unenforceable under any applicable law actually applied by any court of competent jurisdiction shall, to the extent required by such law, be severed from this Share Mortgage and rendered ineffective so far as is possible without modifying the remaining provisions of this Share Mortgage. Where, however, the provisions on any such applicable law may be waived, they are hereby waived by the parties hereto to the full extent permitted by such law to the end that this Share Mortgage shall be valid and binding and enforceable in accordance with its terms.

38. This Share Mortgage shall be binding upon and ensure to the benefit of the parties hereto and their respective successors, estates and permitted assigns.

39. (a) This Share Mortgage shall be governed by and construed in all respects in accordance with the laws of Hong Kong, and the Shareholder hereby irrevocably submits to the jurisdiction of the Hong Kong Courts.

     (b) The submission to the jurisdiction of the Hong Kong Courts shall not limit the right of the Lender to take proceedings in the courts of any other country having, claiming or accepting jurisdiction, nor shall the taking of proceedings in any one or more jurisdictions preclude the taking of proceedings in any other jurisdiction.

IN WITNESS whereof this Share Mortgage has been executed on the 24th of July , 1986.



SEALED with the COMMON SEAL       )        Director /s/ S.K. Chow
of BONAVENTURE HOLDINGS LIMITED   )
and SIGNED by                     )        Director /s/ H.W. Leung

(Director(s) thereof) whose       )
signature(s) is/are verified by:- )


SEALED with the COMMON SEAL       )
of BONAVENTURE TEXTILES LIMITED   )        Director /s/ S.K. Chow
and SIGNED by -                   )
                                           Director /s/s S.G. Ng

(Director(s) thereof) whose       )
signature(s) is/are verified by:- )


SIGNED SEALED AND DELIVERED by    )        /s/ D.J. Hamilton


Attorney for and on behalf of THE )
HONGKONG AND SHANGHAI BANKING     )        (as attoryney and agent
CORPORATION whose signature is    )        for and on behalf of The
verified by: -                    )        Hongkong and Shanghai
                                           Banking Corporation)